Filed pursuant to Rule 433

Registration Statement No. 333-156913

October 13, 2009

Relating to Preliminary Prospectus Supplement

dated October 13, 2009

Republic of Colombia

U.S.$1,000,000,000

6.125% Global USD Bonds due 2041

Issuer:	The Republic of Colombia
Transaction:	U.S.$1,000,000,000 6.125% Bonds due January 18, 2041
Format:	SEC Registered
Issue Currency:	U.S. dollars
Principal Amount:	U.S.$1,000,000,000
Expected Issue Ratings*:	Ba1/BBB-/BB+
Pricing Date:	October 13, 2009
Settlement Date:	October 20, 2009
Denominations:	U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof
Day Count:	30/360
Listing and Trading:	Application will be made to list the Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market
Optional Redemption:	Make-whole at +25 bps
Bookrunners:	Banc of America Securities LLC Goldman, Sachs & Co.
Preliminary Prospectus Supplement:	http://sec.gov/Archives/edgar/data/917142/000119312509206794/d424b3.htm
Maturity Date:	January 18, 2041
Coupon:	6.125%
Interest Payment Dates:	January 18 and July 18, commencing January 18, 2010
Benchmark Instrument:	4 1/4% UST due May 2039
UST Spot / Yield:	101-19+ / 4.155%
Offer Spread to Benchmark:	UST + 200 bps
Yield to Maturity:	6.155%
Re-Offer Price:	99.597% plus accrued interest, if any, from October 20, 2009

Net Proceeds (before expenses) to Issuer:	U.S.$992,670,000 plus accrued interest, if any, from October 20, 2009
Clearing:	DTC/Euroclear/Clearstream
CUSIP/ISIN:	195325 BM6 / US195325BM66

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.